Exhibit 8

CREDIT LINE AGREEMENT

BANCO DE CRÉDITO E INVERSIONES

to

INVERSIONES Y RENTAS S.A.

In SANTIAGO, CHILE, on August 6th, 2013, before me, RENE BENAVENTE CASH, attorney, Notary Public holder of the 45th Notary Public Office of Santiago, domiciled in this city, at Paseo Huérfanos N°979, 7th floor, Santiago district, appear: Mr. JOSE FRANCISCO PEREZ MACKENNA, Chilean, married, business administration engineer, national identity card N° 6,525,286-4, and Mr. ALESSANDRO BIZZARRI CARVALLO, Chilean, married, attorney, national identity card N° 7,012,089-5, both representing INVERSIONES Y RENTAS S.A., an open stock company validly incorporated and in force pursuant to the regulations of the Republic of Chile, IRS identification N° 96,427,000-7, all of them domiciled for this purpose at Enrique Foster Sur N° 20, 14th floor, Las Condes district, Metropolitan Region; hereinafter the “Debtor” on the one hand, and on the other Mr. JOSE LUIS FIGUERAS SEPULVEDA, Chilean, married, business administration engineer, national identity card N° 8,826,946-2 and Mr. ALDO BONOMETTI ARANCIBIA, Chilean, married, industrial civil engineer, national identity card N° 11,472,548-K, both of them representing BANCO DE CREDITO E INVERSIONES, a Chilean banking open stock company, IRS identification N° 97,006,000-6, all of them domiciled at Avenida El Golf N° 125, Las Condes district, Metropolitan Region hereinafter, also the “Bank” or “BCI” or the “Creditor”, all of them of age, who have certified their identities with their corresponding cards, and state: FIRST: STATEMENTS AND ASSURANCES. Through this instrument the Debtor declares and guarantees to the Bank as follows: (a) That it is an open stock company legally incorporated and validly existing under the laws of the Republic of Chile; that is has all necessary proxies and powers necessary to act as owner of its assets and to carry out its businesses. Also, it declares to the best of its knowledge there is no petition, proceeding or demand aimed to obtain the Debtor’s liquidation or dissolution. (b) That it has all necessary powers and authorizations necessary to execute, subscribe and comply with this Agreement. (c) That the execution of this Agreement does not require the approval or authorization neither of any Governmental or judicial authority nor of any third party, except for those already obtained and which remain valid, and that neither the execution nor the compliance with this Agreement are against any legal, administrative or regulatory standard or judicial resolution applicable or binding on the Debtor. (d) That it has not initiated nor has there been initiated, or in any other way has it become aware or been notified of the initiation of legal proceedings aimed to its bankruptcy, liquidation, judicial intervention, judicial or extra-judicial covenant, or any other measure of similar nature. (e) That the obligations undertaken by the Debtor by virtue of this Agreement are valid, legally binding and enforceable against it pursuant to the terms indicated in this instrument. (f) That the financial, commercial, economic and legal background delivered prior to this date to the Bank by the Debtor and related to it are true, complete and exact. (g) That the execution and subscription by the Debtor of this Agreement and the exercise of its rights and obligations as established in it are not and shall not be (i) incompatible with any agreement, covenant or contract of which the Debtor is a part, which is mandatory or compromising on any of its assets;

(ii) incompatible with the Debtor’s by-laws; or (iii) incompatible with any applicable law, regulation or rules. SECOND: Covenant for Credit Lines Opening. Through this instrument and on this occasion the Creditor has agreed with the Debtor, who accepts entering into this covenant for credit lines opening pursuant to the terms and conditions agreed herein below, hereinafter and indistinctively the “Agreement”, in order to regulate the financing to be granted to Debtor pursuant to this instrument. THIRD: Amount, Disbursement and Validity of the Credit Line. Through this instrument the Bank opens a credit line in favor of the Debtor, hereinafter the “Credit Line” for a total amount of up to UF 1,750,000. The loans granted to the Debtor under the Credit Line, hereinafter the “Loans” shall be disbursed at the request in writing to the Bank by the Debtor, hereinafter the “Disbursement Request” at least two banking working days in advance of the corresponding disbursement date. Disbursement Requests against the Credit Line opened through this instrument shall be an irrevocable disbursement order from the Debtor to the Bank. Also, the Debtor declares and undertakes to receive the amounts requested and withdrawals or disbursement shall be made against the Credit Line. The Creditor shall deliver the amount(s) requested by the Debtor against the Credit Line, with prior deduction of the stamp duties levied on the corresponding promissory notes to be entered by the Debtor in order to guarantee the corresponding loan(s) to be received; the amount corresponding to the fees accrued in favor of Creditor; and the added value tax on such fees and the Notary Public fees related to the authorization of the promissory notes guaranteeing such disbursements. The Credit Line shall not be revolving, consequently ordinary or anticipated repayment made by the Debtor against disbursements received shall not entitle it to new availability or disbursements. The loans granted against the Credit Line will be in Unidades de Fomento. The total amount of the capital owed by the Debtor to the Bank on account of the loans or disbursements granted in Unidades de Fomento shall be adjusted as from the date of the corresponding withdrawal or disbursement to the date of effective repayment at the same rate as the Unidad de Fomento’s adjustment set by the Central Bank of Chile. The Unidad de Fomento is the one referred to In Supreme Decree N°40 of 1967 of the Ministry of Finance. In the event the Unidad de Fomento ceases to exist or its monthly calculation formula is modified, the adjustment index calculated on the basis of the Consumer Price Index (IPC) replacing it shall be applied daily as of the date when the Unidad de Fomento ceased to exist, and in the event there is no replacement unit the IPC variation as determined by the National Institute of Statistics or the entity replacing it shall be directly applied on a daily basis according to the monthly percentage published in the Official Gazette. The persons appearing state that the value of the Unidad de Fomento will be the one of the date when effective repayment is made, except when repayment is made after the due date in which case the value of the Unidad de Fomento applied will be the one of the maturity date in the event it is greater. FOURTH: Validity of the Credit Line. The Credit Line will be valid until October 30th, 2013 when the obligation by the Bank to maintain availability of the amounts not disbursed as of such date to the Debtor shall cease entirely and completely, so that as of such date the obligation by the Bank to make new disbursements against the referred credit line shall end and become void. FIFTH: Conditions precedent to the disbursement of the loans against the Credit Line. The Creditor shall deliver the disbursements requested by the Debtor pursuant to this Agreement provided that the following prior conditions have been complied with:

a) That the Disbursement Request has been filed within the term and under the requirements mentioned in the third clause above, specifying the disbursement amount; b) That all commissions and expenses previously approved by the Debtor and that any stamp duties to be paid related to the disbursement(s) to be made against the Credit Line are duly paid or provisioned as of the date of the corresponding disbursement; c) That the Bank has received together with the Disbursement Request from the Debtor the corresponding Promissory Note(s) guaranteeing such disbursements, subscribed essentially under terms identical to the format included as Schedule A to this Agreement by proxies of the Debtor with sufficient powers and whose signatures are duly authorized before a Notary Public. d) That a certificate has been delivered to the Bank signed by the Chief Executive Officer of the Debtor or whoever replaces him stating that the company is in compliance with its covenants, that it has not breached any of its negative covenants and that there is no reason for enforceability as agreed in the current agreement. e) That the Debtor has not undergone a situation or event which could represent an material adverse effect. One or more events adversely affecting and that reasonably could affect in a significant manner (i) the businesses, activities, financial position or in any other manner the operations, results, real estate or estimates of the Debtor and/or Compañía de Cervecerías Unidas S.A. which affect the Debtor and/or Compañía de Cervecerías Unidas S.A.’s capacity to comply with repayment obligations undertaken by the Debtor by virtue of this agreement and the supporting documents of each of the Loans to be disbursed against the current line or which affect the rights or actions of the Bank pursuant to the referred documents related to the Loans shall be understood as “Material Adverse Effect”. The parties hereby expressly state that the above conditions have been established for the sole benefit of the Creditor, consequently he will be entitled to waive to them or in their respect in whole or in part and at its sole decision, with or without conditions, but in no event shall the Bank arbitrarily consider them as non-complied with. In any event, it is stated that the express or implicit waiving by the Creditor to any or all of the above conditions does not purport to be a future waiver to such conditions, consequently they shall be fully enforceable whenever necessary. SIXTH: Repayment of the Loans disbursed against the Credit Line, Interest Rate, Date and Place of Interest Repayment . 6.1) Loans Repayment. The capital owed by virtue of the disbursement(s) to be made against the Credit Line shall be repaid in annual and equal instalments, in the manner and on the dates agreed between the Debtor and the Creditor on the date of the corresponding disbursement and as established on the Promissory Note(s) executed on the occasion of each disbursement, corresponding to the first capital repayment notwithstanding its delivery date to May 31st, 2016 and from then annually on May 31st of each year, with the last repayment due on May 31st, 2023. 6.2) Interest Rate. The capital owed by reason of each of the disbursements made against the Credit Line, duly adjusted, shall accrue interest as of the date of the corresponding disbursement and until the date of its entire and effective repayment an annual fixed interest rate of 4.12%. 6.3) Date of Interest Repayment. Interests will be annually repaid on the dates indicated in the corresponding promissory note(s) executed on the occasion of the disbursement(s) made against the Credit Line. Interests shall be repaid based on the number of days effectively lapsed during each interest period including the first day but excluding the last day of the corresponding interest period, being such interest calculated on the basis of 365-day year.

The first interest payment shall be due on May 31st, 2014 and the remaining interest payments thereafter due on May 31st of each year, the last of which due on May 31st, 2023. 6.4) Date postponement due to Non-working Days. In the event any capital or interests repayment date to be made pursuant to the promissory note(s) executed by the Debtor falls on a banking non-working day, such payment will be understood as postponed to the next banking working day immediately after and such payment shall include the interest corresponding to the days included in the postponement, without duplicity of interests, calculated according to the rate of the accrued interest term. 6.5) Place of Loans Repayment. The duly adjusted capital and its interests shall be paid at the Bank’s domicile as indicated in the preface, or at any of its branches. 6.6 Indivisibly and Severally. All obligations derived from each of the disbursements under the Credit Line shall be severable for the subscriber(s) and the rest of the individuals obliged to pay and they shall be considered indivisible for the Debtor and its successors for all legal purposes, particularly those contained in Articles 1.526 N° 4 and 1.528 of the Civil Code. SEVENTH: Fees and Prepayments. 7.1) Fees. The Debtor shall pay to the Bank a fee for Credit Line opening amounting to UF 7,875 equivalent to 0.45% of the Credit Line amount. 7.2) Prepayments. The Debtor may repay the indebted capital in advance, provided that: (i) it delivers an irrevocable notice in writing to the Bank at least 30 calendar days in advance to the prepayment date, and (ii) it pays to the Bank as an additional cost or compensation for such early prepayment the equivalent of the amount of interest accrued as of the prepayment date, plus breaking-fund cost which is the amount in UF resulting from the application of the following formula: (a) VP Two less VP One times (b) the quotient between prepaid capital and unpaid balance. The terms of this formula have the following meaning: (i) “VP One” shall correspond to the current value of unpaid capital and interest instalments as of the prepayment date discounted at the fixed interest rate of credit granting, and (ii) “VP Two” shall correspond to the current value of unpaid capital and interest instalments as of the prepayment date discounted at the interest rate resulting from adding (i) the BCU interest rate representing the remaining duration of the corresponding loan which is prepaid on the prepayment date, plus (ii) a margin or spread of 0.8 annual percentage points. For this purpose, the interest rate for “VP Two” will be the BCU on the Riskamerica.com web page as of the date immediately prior to prepayment date. In the event the result of the formula is negative, there shall not be a fixed rate breaking-fund cost payment, and only the capital and interests accrued as of the anticipated date shall be paid. In case of partial prepayments, their amount shall not be lower than 10% the indebted capital. EIGHTH: Documents corresponding to the Disbursements granted against a Credit Line. In order to guarantee the Debtor’s obligations to repay to the Creditor the amounts of currency disbursed against the Credit Line and their interest the Debtor shall, as of the date of each disbursement it may request, subscribe to the order of the Bank one or more fixed term promissory notes in the amount corresponding to the disbursement. Subscription and delivery of promissory notes shall neither cause a novation nor affects or will affect in any manner the obligations undertaken by the Debtor with the Bank on the occasion of this Agreement. NINTH: Debtor and Third Parties’ Obligations. 9.1) Debtor’s Covenants. As from the date of this Agreement and until the date when all and each of the repayment obligations contained in this Agreement are completely and entirely complied with, as well as the promissory notes guaranteeing each of the Loans, the Debtor undertakes to comply with the following covenants: (a) To keep and maintain its existence and legal validity, as well as to preserve and maintain its line of business;

(b) To deliver to the Bank any accounting, financial or other information that in the opinion of the Bank is necessary to certify its compliance with the obligations, limitations and restrictions established in this Agreement; (c) To maintain the corresponding accounting books and logbooks pursuant to law and to generally accepted accounting principles in Chile, as well as the Debtor’s books and records pursuant to law; (d) To deliver to the Bank its annual audited financial statements no later than April 30th of each year, and semi-annual no later than 75 days after June 30th of each year; (e) To pay all taxes and other applicable taxation obligations, as well as those of labor origin or other preemptive according to the legislation in force, except for those contested in good faith and pursuant to the adequate legal proceedings; (f) To communicate to the Bank as soon as it becomes aware of any non-compliance or cause of non-compliance according to this Agreement. In addition, it shall also deliver semi-annually to the Bank a certificate executed by the Chief Executive Officer stating that the Debtor is in compliance with the covenants and that it has not  violated any of the negative covenants agreed upon in this instrument; (g) To maintain in its semi-annual financial statements an indebtedness level not higher than 0.5 as measured in the figures of its individual balance sheet. Such indebtedness shall be understood as the division between the Debtor’s total liabilities and total assets. The amount corresponding to guarantees, simple and joint bail bonds, joint indebtedness or any other guarantees, either personal or real it may have delivered to guarantee third-parties liabilities even of its subsidiaries shall be added to total liabilities when calculating the indebtedness level; (h) To ensure that the rights or requirements of the Bank against the Debtor by virtue of this Agreement have at least the same priorities as the rights or requirements of its creditors of the same class; (i) To maintain control over COMPAÑÍA DE CERVECERÍAS UNIDAS S.A., IRS Identification N°90,413,000-1 understood as the direct or indirect ownership of over 50.1% of the shares with voting rights at the Shareholders Meetings, and the domain over rights and interests on the capital granting it the right to appoint or elect the majority of the members of its Board of Directors. Also, it shall be the holder, either directly or indirectly of at least 50.1% of the shares of COMPAÑÍA DE CERVECERÍAS UNIDAS S.A. It is herein stated that as of this date the Debtor maintains both directly and indirectly 66.11% of that company’ shares. 9.2) Debtor’s Negative Covenants. Regardless the rest of the obligations undertaken by the Debtor by virtue of this Agreement and while any indebted amount is pending of payment by virtue of this Agreement the Debtor shall not, without previous consent in writing by the Bank: (a)  Make significant amendments to the Debtor’s by-laws. “Significant Amendments” shall be understood as those which purpose is to amend the line of business, to reduce the Debtor’s capital or to modify its duration; (b) To grant a pledge, mortgage or any kind or lien or real right over any asset owned by the Debtor, or to grant its personal or general guarantee in favor of third parties, except for those bonds already granted and valid as of the date of this instrument. In the event of granting real or personal guarantees in favor of third parties, the Debtor shall simultaneously grant guarantees in favor of BCI under similar conditions as third parties. TENTH: Reasons for the Enforceability of the Loan. The Bank shall be empowered to immediately demand repayment of the total Loans as if they had matured in the case of violation of the obligations described in the Ninth Clause above, and besides in the following cases: (a) If the Debtor incurs a delay or postponement of capital and interests repayment as agreed and such non-compliance continues for over 3 continuous days;

(b) If the Debtor incurs a delay or simple postponement of the payment of any other financial obligation different from those mentioned in letter (a) above, in an amount higher than UF 150,000 and such delay or simple postponement is not solved during 15 working days; (c) If the Debtor does not comply or postpones the compliance with any of the obligations specified in this Agreement or in any of the promissory notes or extension forms to this effect executed without expressing the cause for such non-compliance except as indicated in letter (a) above, and such non-compliance continues for over 30 continuous days following the Bank’s notice; (d) If the Debtor and/or COMPAÑÍA DE CERVECERÍAS UNIDAS S.A., IRS Identification N°90,413,000-1 go bankrupt according to the Chilean or any other jurisdiction’s bankruptcy laws; an involuntary bankruptcy proceeding is initiated against the Debtor, or a liquidating proceeding is initiated against the Debtor; or if the Debtor initiates any other proceeding aimed to liquidate its assets due to insolvency or non-compliance of its obligations; or if the Debtor surrenders its assets in general to its creditors; or in the event an extra-judicial covenant proceeding has been initiated as regards the Debtor, or a bankruptcy preventive or judicial covenant according to Chilean or any other jurisdiction’s bankruptcy laws; (e) In the event any of the statements or guarantees made or considered as made by the Debtor in the First Clause turn to be materially inaccurate or wrong, except in case of evident mistake and provided that the Debtor does not complete, add, solves or corrects such statements or guarantees within the following 15 days following the date of the Bank’s notice. It is expressly stated that all previously mentioned non-compliance causes have been established for the exclusive benefit of the Bank, being consequently entitled to use them or not, but in case the Bank decides not to use them it shall not in any event be understood as a damage or prejudice to the rights granted to the Bank by the current Agreement or the law. Also, it is expressly stated that such causes for enforceability are without prejudice of others established by the law and/or any other document executed between the parties, whether or not related to this Agreement, and without prejudice to the rest of rights corresponding to the Bank according to law. ELEVENTH: For the purposes of article 434 N° 4 of the Code of Civil Proceedings the parties herein expressly declare that the promissory note(s) to be subscribed by the Debtor by virtue of this agreement are entirely independent and autonomous from this instrument, which exclusive purpose is to establish the terms and conditions under which the Loan is granted, and the Debtor herein acknowledges their condition of executive title independently from this instrument. TWELFTH: The Debtor duly represented declares in favor of the Bank that an authorized copy of this deed is a good and sufficient executive title to initiate all legal actions regarding the obligation contained in this Agreement. THIRTEENTH: In the event for any reason one or more stipulations of this Agreement is declared void and without effect, in whole or partially, such declaration shall not affect the validity of the rest of the stipulations herein contained. FOURTEENTH: Assignment: The Bank will be entitled to assign to another bank or entity all or part of its credits under this Agreement, without any additional cost for the Debtor in minimum amount of US$ 20 million, currency of the United States. The Bank shall: (a) previously notify the circumstance of the assignment to the Debtor; and (b) to execute the corresponding instruments to document such assignment. In the corresponding assignment deed the assignee shall expressly declare that it assumes all the assignor obligations and that it shall be bound by everything stated in this Agreement. FIFTEENTH:

The payment of all taxes, rights and expenses arising or which could arise as a consequence of this Agreement, of the Loan herein contained, of the promissory note(s), of the documents granted or executed by virtue of this Agreement, as well as those derived from the amendments and postponements of any of the above, and all expenses arising from the instruments or actions entered into after the signature of this Agreement or originated by this Agreement, including those expenses the Bank may incur by virtue of the forced execution of this Agreement and the promissory note(s), shall be exclusively borne by the Debtor. SIXTEENTH: For all the purposes of the current Agreement the parties hereby declare to be domiciled in the city and district of Santiago and to be subject to the jurisdiction of its Courts. Proxies: The power of the representatives of BANCO DE CRÉDITO E INVERSIONES is contained in the public deed dated May 18th, 2012, granted before the Notary Public of Santiago, Mr. Alberto Mozo Alar. The power of the representatives of INVERSIONES Y RENTAS S.A. is contained in the public deed dated April 6th, 2009, granted before the Notary Public of Santiago, Mr. René Benavente Cash. The persons appearing execute this document after reading it at the Notary Public’s Office. Copies are delivered. I ATTEST.

(signature and fingerprint)
JOSE FRANCISCO PEREZ MACKENNA
IC N°6,525,286-4
On behalf of INVERSIONES Y RENTAS S.A.

(signature and fingerprint)
ALESSANDRO BIZZARRI CARVALLO
IC N°7,012,089-5
On behalf of INVERSIONES Y RENTAS S.A.

(signature and fingerprint)
JOSE LUIS FIGUERAS SEPULVEDA
IC N°8,826,946-2
On behalf of BANCO DE CRÉDITO E INVERSIONES

(signature and fingerprint)
ALDO BONOMETTI ARANCIBIA
IC N°11,472,548-K
On behalf of BANCO DE CRÉDITO E INVERSIONES

PROMISSORY NOTE (UF)

Operation N°

On account of the amount received I owe and will pay to the order of BANCO DE CREDITO E INVERSIONES, at its office of El Golf N°125, Las Condes, Santiago, or at any of its branches the amount of UF _________ (__________ Unidades de Fomento) equivalent as of this date to Ch$_______ (__________ pesos Chilean currency).

INTEREST RATE
The indebted capital shall accrue an annually matured interest rate of __% as of this date and for the entire agreed term. Interest shall be calculated on the unpaid capital and shall be paid for each interest period based on the number of days effectively lapsed during each interest period and on the basis of 365 days.

CAPITAL REPAYMENT
The indebted capital shall be repaid in __ annual, equal and successive instalments of UF ___ each, with the first payment due on May 31st, 2016 and the remaining payments each due on May 31st of each subsequent year, the last of which due on May 31st, 2023.

INTERESTS
On the other hand, interests shall be paid in __ equal and successive instalments, the first of which due on May 31st, 2014 and the remaining payments each due on May 31st of each subsequent year, the last of which due on May 31st, 2023.

Postponement due to non-working day. Capital and interests repayment instalments shall be paid on their due dates provided such day is a banking working day. Otherwise, they shall be paid on the next banking working day.

Equivalence. Indebted amounts, both of capital and interests, shall be calculated in their equivalent to the Chilean currency as of the effective payment day.

Prepayments. The Debtor may prepay the indebted capital provided that: (i) it previously delivers an irrevocable notice in writing to the Bank at least 30 days in advance to the prepayment date; and (ii) it pays to the Bank as an additional cost or compensation for such early prepayment the equivalent of the amount of interest accrued as of the prepayment date, plus breaking-fund cost which is the amount in UF resulting from the application of the following formula: (a) VP Two less VP One times (b) the quotient between prepaid capital and unpaid balance. The terms of this formula have the following meaning: (i) “VP One” shall correspond to the current value of unpaid capital and interest instalments as of prepayment date discounted at the fixed interest rate of credit granting, and (ii) “VP Two” shall correspond to the current value of unpaid capital and interest instalments as of the prepayment date discounted at the interest rate resulting from adding (i) the BCU interest rate representing the remaining duration of the corresponding loan which is prepaid on the prepayment date, plus (ii) a margin or spread of 0.8 annual percentage points. For this purpose, the interest rate for “VP Two” will be the BCU on the Riskamerica.com web page as of the date immediately prior to prepayment date. In the event the result of the formula is negative, there shall not be a fixed rate breaking-fund cost payment, and only the capital and interests accrued as of the anticipated date shall be paid. In case of partial prepayments, their amount shall not be lower than 10% the indebted capital.

Interest on Arrears. In the event of a delay or delinquency in the compliance with this obligation, it shall accrue the maximum conventional interest valid during such term as of the delay date and in favor of the Creditor.

Enforceability. In the event of lack of timely payment of any of the capital and/or interest instalments contained in this obligation the Creditor shall be empowered to immediately demand early repayment of the unpaid capital as of that date, which shall be considered as if it had matured and it shall accrue the maximum conventional interest rate in favor of the Creditor or whoever represents its rights. It is expressly stated that the exercise of this right is a punishment to subscriber for the non-payment of the debt and it constitutes a power established for the sole benefit of the Creditor, which in no event alters the maturity date of the originally agreed promissory note or the enforceability of the exchange and executive actions derived from it. The Bank shall be entitled to immediately demand early repayment of the total indebted amount and all pending maturity dates shall expire as a consequence of the delay, due to protest of the Debtor or the Guarantor, due to lack of payment of any document, promissory note, letter of exchange or check accepted, subscribed, withdrawn or guaranteed by it. It is expressly stated that the Debtor shall certify payment of the instalments contained in this instrument in the event of judiciary collection.

Indivisibly and Severally. All obligations derived from this promissory note shall be severable for the subscriber, guarantor(s) and the rest of the individuals obliged to pay and they shall be indivisible for its successors. In addition, the subscriber shall pay the expenses, taxes and personal and procedural costs which may arise.

Domicile and Competence. For all legal, judicial or extrajudicial purposes derived from this promissory note, I expressly extend jurisdiction to the Courts of Justice of the district and city of ______, which shall be mandatory for subscriber and for its guarantors, endorsers or obliged through a guarantee. Without prejudice of this jurisdictional extension, I declare only for the purposes of judicial citation that my domicile and residence are those indicated in the body of this title, and I undertake to provide a prompt notice in writing, through a registered letter addressed to the Bank in the event of any future change of domicile.

Stamps Tax. The stamps tax that levies this document is paid through monthly currency income at the Republic’s Treasury as per Decree Law N°3475.

In _____, on ___________

Signature of Subscriber

NAME OR COMPANY NAME		IRS Identity N°
LEGAL REPRESENTATIVE		IRS Identity N°
LEGAL REPRESENTATIVE		IRS Identity N°
DOMICILE	DISTRICT	CITY

I authorize the subscribers’ signatures of this document:

Mr.	IRS Identity N°
Mr.	IRS Identity N

Who represent

On __, ____________

Notary Public